FILED BY BUSINESS FIRST BANCSHARES, INC.

PURSUANT TO RULE 425 UNDER THE SECURITIES ACT OF 1933

AND DEEMED FILED PURSUANT TO RULE 14a-12

UNDER THE SECURITIES EXCHANGE ACT OF 1934

SUBJECT COMPANY: RICHLAND STATE BANCORP, INC.

BUSINESS FIRST BANCSHARES, INC. COMMISSION FILE NO. 001-38447

The following is a communication, dated June 8, 2018, from Richland State Bancorp, Inc. (“RSBI”) to its shareholders that discusses the proposed merger of RSBI with and into Business First Bancshares, Inc.

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June 8, 2018

Dear Shareholder:

I am pleased to announce that on June 1, 2018, Richland State Bancorp, Inc. (“RSBI”) entered into a definitive agreement with Business First Bancshares, Inc. (“BFST”), the parent bank holding company for Business First Bank, which provides for the merger of our institutions. For your reference, I have enclosed a copy of the official news release announcing the pending transaction.

As a result of the pending transaction, RSBI will be merged with and into BFST, with BFST surviving the merger, and Richland State Bank will be merged with and into Business First Bank, with Business First Bank surviving the merger. Following completion of these transactions, the combined bank holding company will continue to operate under the name of “Business First Bancshares, Inc.,” and the combined bank will continue to operate under the name of “Business First Bank.”

Your Board of Directors has unanimously approved the pending transaction, and as a shareholder, you will have an opportunity to vote on the transaction at a special meeting called for that purpose. Completion of the pending transaction is subject to certain closing conditions, including customary regulatory approvals and the approval of our shareholders. You will receive detailed proxy materials prior to the meeting with additional information regarding the proposed transaction and the special meeting. Subject to receipt of regulatory and shareholder approvals, as well as other customary closing conditions, we expect to close the pending transaction in the fourth quarter of 2018.

Under the terms of our definitive agreement, we will continue to pay our customary S corporation distributions to our shareholders pending closing of the transaction. Accordingly, please find enclosed your shareholder distribution for the tax period April 1, 2018, through May 31, 2018.

As an S corporation shareholder, you are responsible for your pro rata share of the federal income taxes to be paid on taxable bank earnings. This distribution is being made to assist you in paying those taxes. Please handle accordingly.

ALWAYS CONSULT YOUR TAX ADVISOR ON THESE MATTERS.

We look forward to this exciting opportunity for our shareholders. If you have any questions, please feel free to call me or any other member of our executive management team.

Thank you,

Jerome Vascocu

Enclosure

Forward-Looking Statements

Certain statements contained in this communication may not be based on historical facts and are “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements may be identified by their reference to a future period or periods or by the use of forward-looking terminology such as “anticipate,” “believe,” “estimate,” “expect,” “may,” “might,” “will,” “would,” “could,” or “intend.” We caution you not to place undue reliance on the forward-looking statements contained in this communication, in that actual results could differ materially from those indicated in such forward-looking statements as a result of a variety of factors. We undertake no obligation to update these forward-looking statements to reflect events or circumstances that occur after the date of this communication.

Important Additional Information

The information contained in this communication does not constitute an offer to sell or a solicitation of an offer to buy any securities or a solicitation of any vote or approval. In connection with the proposed merger, BFST will file a registration statement on Form S-4 with the Securities and Exchange Commission (the “SEC”). The registration statement will include a proxy statement of RSBI and a prospectus of BFST, which will be sent to RSBI’s shareholders. Investors and shareholders are advised to read the proxy statement/prospectus when it becomes available because it will contain important information about BFST, RSBI and the proposed transaction. When filed, this document and other documents relating to the merger filed by BFST can be obtained free of charge from the SEC’s website at www.sec.gov.

BFST, RSBI and certain of their respective directors and executive officers may be deemed under the rules of the SEC to be participants in the solicitation of proxies from the shareholders of RSBI in connection with the proposed transaction. Certain information regarding the interests of these participants and a description of their direct and indirect interests, by security holdings or otherwise, will be included in the proxy statement/prospectus regarding the proposed transaction when it becomes available. Additional information about BFST and its directors and officers may be found in the Annual Report on Form 10-K for the year ended December 31, 2017, filed by BFST with the SEC on March 21, 2018. The annual report can be obtained free of charge from the SEC’s website at www.sec.gov or from BFST at its website, www.b1bank.com. Documents filed with the SEC by BFST will be available free of charge by directing a request by telephone or mail to Business First Bancshares, Inc., 500 Laurel Street, Suite 101, Baton Rouge, Louisiana 70801, Attn: Corporate Secretary. Business First’s telephone number is (225) 248-7600.